October 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Schultze Special Purpose Acquisition Corp. II

Registration Statement on Form S-1

File No. 333-254018

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Schultze Special Purpose Acquisition Corp. II (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on October 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, the undersigned expect to distribute approximately 750 copies of the preliminary prospectus dated October 1, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Craig DeDomenico
Name:	Craig DeDomenico
Title:	Managing Director

MIZUHO SECURITIES USA LLC

By:	/s/ Stephen F. X. Roney
Name:	Stephen F. X. Roney
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]